CONSENT OF DAVID MARSH

I consent to the inclusion in the management’s discussion and analysis of Avalon Rare Metals Inc. (the “Company”) for the period ended November 30, 2014 (the “MD&A”), of references to my name with respect to technical information related to the Nechalacho Rare Earth Elements Project (the “Technical Information”).

I also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-190771), as amended, filed with the United States Securities and Exchange Commission, of the references to my name and the Technical Information in the MD&A.

Dated: January 14, 2015

/s/ David Marsh
David Marsh, Senior Vice President,
Metallurgy of Avalon Rare Metals Inc.